Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following presentation was shown to certain customers of AMR Corporation on April 24, 2013 in connection with an oral presentation, and made available in written format to the same customers on May 10, 2013.

American Airlines Cargo Update April 24, 2013

Important Information for Investors and Stockholders 4/8/2013 1 Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Forward-Looking Statements 4/8/2013 This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. 2

Agenda 2 1. Leveraging the New American 2. American Airlines Cargo Foundations 3. Key Initiatives 4. Foundation Strengthening 5. American Airlines Cargo & US Airways Cargo 6. Organizational Chart

Leveraging The New American

Strengthening Our Network Since 2012, American has started and/or announced a number of key new international wide-body services • MIA-BCN April 2012 • JFK-HND June 2012 • ORD-DUS April 2013 • DFW-ICN May 2013 • LAX-GRU Winter 2013 • ORD-GRU Summer 2014 4

Future Capacity Snapshot 5 777-300 Positions: 32 Average lbs: 59K 777-200 Positions: 25 Average lbs: 49K 763 Positions: 11 Average lbs: 29K 762 Positions: 8 Average lbs: 22K 787-9 Positions: 26* Average lbs: 48K* * Estimated

Aircraft Orders 6 Orders Options B737 Family 102 40 B737 Family MAX 100 60 B777 Family 15 B787 Family 42 58 Total Boeing 259 158 A320 Family 130 85 A320 Family NEO 130 280 Total Airbus 260 365 Grand Total 519 523 Order Book as of 3/31/13 – See notes below As of March 31, 2013 Options include all options not yet exercised and with a future delivery date

Investments In Service 7 New cooler facilities • DFW cooler completed • JFK – expansion underway ? Expected end of May Product training – ExpediteTC • Operations Annual Training – Fall 2013 • Sales – Summer 2013 • Novo1 – ongoing online module training Interline transfers in key gateways

American Airlines Cargo Foundations

Foundations of American Airlines Cargo • Product offering aligned with customer needs and wants • Service recognized with industry accolades • Relationship focused selling • Industry leading customer engagement in thought leadership & social media Customer Focus Operational Integrity • Operational performance strong and leading industry averages • Continuous and comprehensive focus on safety 9

Key Initiatives Operational Integrity Customer Focus AACargo.com RM Systems Location Tracking Outsourcing Short-Term Improve Margin and Competitive Parity Re-Accommodation Widebody Network Alliances Customer Experience Customer Metrics Domestic Expansion Medium-Term Differentiation Versus Competitors Long-Term Change the Game and Adjust to New Fleet 10

Key Initiatives

Outsourcing & Domestic Expansion To be financially competitive, American Airlines decided to outsource non-hub cargo operations in 2012 Accomplished 4Q12 with minimal service disruptions New cost structure allows expansion of domestic cities: ? 1H13 ATL, SAN ? 2H13 LGA, IND, MCO, MSP, MSY ? 2014 CMH, DCA, DTW, LAS, PDX, SAT, SLC 12

Location Tracking 13 Investing in shipment visibility Deploying hand-held devices to capture and transmit shipment status updates • Piece level data • Real-time data transmission • Sets platform for future enhancements • Roll-out at all US hubs, LHR & BOS

Revenue Management Initiatives American is currently working to overhaul and enhance our cargo revenue management systems This project is a multi-year effort, but when fully implemented, partners will benefit with: • Better capacity forecasts • Advanced ability to handle connecting freight • Better real-time booking capabilities • Improved online booking 14

New aacargo.com 15 Full website redesign underway • New robust technology platform • Enhanced online customer experience • New American Cargo branding Launch planned for late spring 2013 Refreshed platform will enable future improvements • Enhanced personalization • New features and functionality • Reduced development time

Re-accommodation Division-wide project to evaluate and enhance our refused freight re-accommodation practices Re-accommodate the vast majority of our freight within 24 hours and we are using data to identify opportunities to improve this even further • Recognize challenge • >85% re-accommodated within 24 hours. 16 We will have the ability view origin, hub and customer level detail, and share key issues with you

Customer Metrics 17 Create service performance scorecard The project includes an objective measurement tool that is: • Easy to use, single source of information • Integrated into our work processes • Actionable & online • Time relevant & automated

Future Network Wide-body Flying American’s wide-body network is critical to success of AA Cargo • Includes both our growing international network and connectivity between U.S. hubs We have wide body aircraft on the way and are still determining where they will be flown AA Cargo is working closely with Network Planning and Commercial Planning on route, equipment and scheduling decisions 18

Alliances 19 Building strong cargo alliances is a long term strategy for Cargo To date, no effective Cargo alliances within the industry Customer Benefit

Foundation Strengthening

2012 Initiatives 21 Warehouse initiative underway to identify and implement best practices Customer touch point mapping illustrates key points of interaction and opportunities to improve Employee engagement survey just completed helping us identify our and what we want for our future.

Key Initiatives Operational Integrity Customer Focus AACargo.com RM Systems Location Tracking Outsourcing Short-Term Improve Margin and Competitive Parity Re-Accommodation Widebody Network Alliances Customer Experience Customer Metrics Domestic Expansion Medium-Term Differentiation Versus Competitors Long-Term Change the Game and Adjust to New Fleet 22

American Airlines Cargo & US Airways Cargo

American Airlines Cargo & US Airways Cargo

Combined cargo operations - estimated ~$800M[(2)] in annual revenue

- Operations are largely in complementary markets
- US Airways has no presence in Asia and very limited South America service
- In the Atlantic, wide-body operations are mostly in non-overlap cities

Similar product portfolio and levels of service across both carriers

Combined entity better positioned to serve customers and to compete

	AA	US	AA + US
Cargo Revenue	$670M	$156M	**$826M**
Widebodies	121	26	**147**
Daily WB Ops	94	25	**119**
Int'l WB Markets	27	16	**33**

[(1)] based on Dec'12 schedule

[(2)] excl. COMAT/Other Rev

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American & US – World-Class Global Network Asia/Pacific ??5 Destinations ??8 Routes Mexico ??20 Destinations ??42 Routes South America ??21 Destinations ??34 Routes Europe / Middle East ??21 Destinations ??52 Routes Caribbean ??32 Destinations ??93 Routes Central America ??10 Destinations ??22 Routes Canada ??9 Destinations ??30 Routes Diio 2013 published schedules as of January 25, 2013 25 130 Cities served by AA but not by US 62 Cities served by US but not by AA, including 9 Trans-Atlantic

Organizational Chart

27 Kenji Hashimoto President Cargo Joe Reedy VP Sales and Marketing Kathey Poovey Exec Admin Trish Hollinrake VP Operations Andy Rubin VP Revenue Management Jessica Tyler Manager Continuous Improvement & Engagement Bruce Carter Manager Decision Support Mike Ryan Manager Financial Planning & Analysis Angela Gaddy MD Accounting & Claims David Vance MD Customer Operations Planning Chris Clair MD AAdvantage & Cargo Technology

Thank You. 28